8/27


03029611

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Gtech Int'l Resources Ltd

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
SEP 04 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3779   FISCAL YEAR 4-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT: 8/28/03

Exemption No. 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

03 AUG 27 7:21

Incorporated as part of:

Schedule A X
Schedules B & C

AR/S
4-30-03

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	April 30, 2003	2003/08/07

ISSUER'S ADDRESS

LEVEL 9, 185 MACQUARIE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.gtechinternational.com

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2003/08/07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2003/08/07

Gtech International Resources Limited

Financial Statements

April 30, 2003
and
April 30, 2002

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2003 and 2002, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 4, 2003

Gtech International Resources Limited
Statements of Operations and Deficit

For the years ended April 30,	2003	2002
Revenue		
Interest	$ 1,100	$ 2,781
Option receipts (note 4)	-	101,000
	1,100	103,781
Expenses		
Audit and legal	11,672	18,007
Exchange rate loss	-	-
Office, stock exchange fees and shareholder communications	17,982	118,795
	29,654	136,802
Operating income (loss)	(28,554)	(33,021)
Loss on write down of shares to market value	-	(12,000)
Net loss	(28,554)	(45,021)
Deficit, beginning of year	(4,426,776)	(4,381,755)
Deficit, end of year	$(4,455,330)	$(4,426,776)
Earnings (loss) per share (note 8)	$ (0.01)	$ (0.01)

See notes to financial statements

Gtech International Resources Limited
Balance Sheets

As at April 30,	2003	2002
Assets		
Current		
Cash	$ 102,517	$ 115,990
Accounts receivable	63	2,018
	102,580	118,008
Investment in securities	84,000	97,125
	$186,580	$215,133
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 3,200	$ 3,199
Shareholders' Equity		
Share capital (note 5)	4,638,710	4,638,710
Deficit	(4,455,330)	(4,426,776)
	183,380	211,934
	$186,580	$215,133

Approved by the Directors

"Ian A. Dennis" ,Director   *"Frederick Bart"* , Director

See notes to financial statements

Gtech International Resources Limited
Statements of Cash Flows

For the year ended April 30,	2003	2002
Cash provided by (used in)		
Operating activities		
Net loss for the year	$(28,554)	$(45,021)
Items not affecting cash		
Loss on write down of shares to market	-	12,000
Loss on sale of shares	3,250	-
Changes in non-cash working capital		
Other debtors	1,955	(336)
Accounts payable and accrued liabilities	1	(3,353)
	(23,348)	36,710
Investing activity		
Proceeds from sale of shares	9,875	1,875
Financing activity		
Private placement	-	130,000
Increase (Decrease) in cash	(13,473)	(835)
Cash, beginning of year	115,990	116,825
Cash, end of year	$ 102,517	$ 115,990
Non-Cash Investing and Financing Activity		
Option payments received in shares	-	(96,000)

See notes to financial statements

1. Nature and Continuance of Operations

The company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

The company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently considering opportunities in the biotechnology field. Refer to note 3.

2. Significant Accounting Policies

(a) Mineral Properties and Deferred Costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

(c) Stock option plan

The company has no formal stock-based compensation plan. Options are granted periodically by the directors and no compensation expense is recognized when stock or stock options are issued. Any consideration paid by directors, employees or consultants on exercise of stock options or purchase of stock is credited to capital stock. The effects of accounting for stock-based compensation to directors and employees as a compensation expense, using the fair value method, is disclosed as pro-forma information.

(d) Translation of foreign currency

The Company's Australian operations are considered to be integrated operations for the purposes of foreign currency translation. Amounts stated in Australian dollars are translated into Canadian dollars by translating monetary assets and liabilities at the exchange rate in effect at the balance sheet date and non-monetary items, revenue and expenses at the rate in effect on the date of the transaction. The net effect of the foreign currency translation is included in the statement of operations and deficit.

(e) Income taxes

Effective January 1, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

The Implementation of the new recommendation, which was applied retroactively, has had no effect on these consolidated financial statements.

Significant Accounting Policies *(continued)*

(f) **Use of estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(g) **Investments**
The Company's investments are carried at cost and are considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

3. Investment in Mt. Alexander Goldfield Project
Castlemaine, Chewton and Fryerstown mining districts
Central Victoria Region, Australia

The company has a letter agreement for an option with Genetic Technologies Limited (formerly) Duketon Goldfields Limited (GTG), an Australian listed public company. Under the terms of the letter agreement, GTG has granted to the company an option (the "Option") to acquire up to a 75% interest in seven exploration and mining tenements aggregating 16,101 hectares (62.17 square miles) by paying to GTG $1,000,000 to be applied to the first phase of the exploration program on the Project and by issuing 1,000,000 shares in the capital of the company to GTG. The Company is required to spend a minimum of $500,000 per year for which it can earn an additional 6.25% interest in the Project for each $500,000 spent.

The company increased its share in the Mt. Alexander Goldfield Joint Venture by 6.25% to 31.25% effective on December 31, 1998 by expending a further $500,000. No funds have been advanced to the Joint Venture since December 31, 1998 and the directors had decided that no additional funds will be advanced to the project, and as a consequence, the Company's option to increase its interest to 75% by the expenditure of a further $4,000,000 expired on December 31, 2000.

During the previous financial year, the Company wrote-down its interest in the project to NIL.

GTG has been funding expenditures on the property, which is on a care and maintenance basis, since December 1998. The entire project was put up for sale and pursuant to a revised letter amendment dated February 28, 2001 between the Company and GTG, GTG will be entitled to receive from the proceeds of any sale any additional funds it has contributed to the project before the net proceeds are distributed to partners in accordance with their respective joint venture interests. Any proceeds received by the Company, if any, from the sale will be recognized as revenue when they are received.

The project was sold for A$300,000 on 4 June 2002 which was less than the additional funding contributed by GTG. Accordingly no further revenue is due from the project and the costs associated with the project are fully written off as at balance date.

4. Exploration Agreements

CANADA
YUKON TERRITORY

Aurex Property
Mayo Mining District

The Company had a 100% interest in this property, which consists of 155 mineral claims.

On August 16 2001, the Company agreed with Expatriate Resources to accept $84,000 to be paid by the issue of 600,000 common shares in Expatriate Resources Limited as final settlement for the property.

Gtech International Resources Limited retains a 1.5% royalty on the project which Expatriate may purchase at any time for $1 million.

Revenue Creek Area
Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited (ATAC), a Canadian public company on January 16 2002, the Company agreed to accept 200,000 common shares in ATAC Resources Limited and a cash payment of $5,000 in final settlement of the cash component for the transfer of the project.

Gtech International Resources Limited retains a 2% net smelter royalty (NSR) of which ATAC can purchase a 1.5% NSR from the Company for $600,000.

5. Share Capital

Authorized

Unlimited number of common shares without nominal or par value

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2001	2,409,667	$4,508,710
Placement of shares on May 16, 2001	1,300,000	130,000
Balance, April 30,2002 and 2003	3,709,667	4,638,710

Stock Options Outstanding

At April 30, 2003, stock options are outstanding to purchase 158,500 shares at $0.20 per share which expire on or before February 3, 2005 and 130,000 shares at $0.38 per share which expire on May 22, 2006. 81,500 options expired on November 20, 2001.

Warrants Outstanding

At April 30, 2003, warrants are outstanding to purchase 1,300,000 shares at $0.14 per share which expire on or before 16 May 2003. These warrants are owned by the parent company, Genetic Technologies Limited. These warrants were exercised on 9 May 2003 raising cash of C$182,000.

6. Related Party Transactions

The Company is a subsidiary of Genetic Technologies Limited, which owns 3,918,499 shares of the Company representing 78.22% of the Company's outstanding shares. The following related party transactions occurred during the year:

- On May 16, 2001, the Company raised $130,000 by the issuance of 1,300,000 units at a price of $0.10 per unit. Each unit consists of a common share and a two-year warrant to purchase an additional share at a price of $0.14. As a result of the private placement, the subscriber, Genetic Technologies Limited, of Sydney, Australia, beneficially owns or exercises control or direction over 70.59% of the issued capital of the Company and in the event of the exercise of the warrants, 78.22% of the then issued capital of the Company, assuming no other common shares are issued.

- On June 4, 2001, the Company granted a stock option to Dr. Mervyn Jacobson, Chairman, to purchase 130,000 shares at $0.38 per share expiring on May 22, 2006.

- On June 4, 2001, the Company also announced that it would be using the funds from the placement of $130,000 to pursue new business opportunities in the field of biotechnology. During the year the Company incurred expenses amounting to C$102,938 in relation to pursuing biotechnology business opportunities. These funds were paid to Genetic Technologies Limited, the parent company.

7. Income Tax Benefits

For income tax purposes, unclaimed exploration and development expenses and capital cost allowances exceed the amounts recorded on the balance sheet by approximately $693,798. These amounts are available to be deducted against future taxable income, the future benefit of which has not been recorded in the accounts. The company has a capital loss carry forward of $3,250, which was generated this year and does not expire. In addition, the company has non-capital loss carry-forwards of $603,331 (2002 - $578,589) which are available to reduce future taxable income and which expire as follows:

2004	299,526
2005	103,871
2006	73,476
2007	68,695
2008	-
2009	32,439
2010	25,304
	603,331

8. Loss per share

Loss per share is calculated using the weight-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

9. Comparative Figures

Certain of the figures from 2002 have been reclassified to conform to the financial statement presentation adopted in the current year.

10. Subsequent Events

On 9 May 2003, the major shareholder, Genetic Technologies Limited exercised all of its 1,300,000 warrants at C$0.14 for C$182,000 cash. As a result of the exercise of the warrants, Genetic Technologies Limited now owns 3,918,499 shares in Gtech International Resources Limited representing 78.22% of the issued common shares.

Apart from the above, there have been no significant events since the end of the financial period.

Gtech International Resources Limited

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

For general and administrative expenses incurred during the period, please see the Statement of Income and deficit for the fiscal year ended April 30, 2003 in Schedule A.

An amount of $Nil was paid to Genetic Technologies Limited during the fiscal year ended April, 30 2003 (2002 – $102,938) to review potential projects for the Company.

2. Related Party Transactions:

There were no related party transactions during the fiscal year ended April 30, 2003.

3. Summary of Securities issued and options granted during the period:

There were no securities issued during the period.

4. Summary of securities as at April 30, 2003:

(a) Authorized share capital: unlimited number of common shares without par value.

(b) Shares issued and outstanding: 3,709,667 common shares
Recorded value: $4,638,710

(c) Summary of options, warrants and convertible securities outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

5. Number of common shares held in escrow: Nil

   Number of common shares subject to pooling: Nil

6. Directors and Officers:

   Directors: Dr. Mervyn Jacobson
   Frederick Bart
   Ian A. Dennis
   A. James McFaull

   Officers: Chairman – Dr. Mervyn Jacobson
   President and Secretary – Ian A. Dennis

Gtech International Resources Limited

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company.

In anticipation of finding a suitable biotechnology project for the Company (arms-length from Genetic Technologies Limited, the Company's parent), the directors have included in the Management Proxy Circular accompanying the Notice of Annual and Special Meeting, an ordinary resolution authorizing the directors to acquire a business opportunity during the ensuing twelve months which may result in a "change of business". Further details are set out in the Company's Management Proxy Circular dated August 7, 2003.

The Company still has a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for C$1m.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The Company reported a net loss for the fiscal year ended April 30, 2003 of $28,554 compared to a net loss of $45,021 for the fiscal year ended April 30, 2002. Total expenses for the fiscal year ended April 30, 2003 were $29,654 compared to the fiscal year ended April 30, 2002 of $136,802. There were costs of Nil in the fiscal ended April 30, 2003 compared to $102,938 incurred in the fiscal year ended April 30, 2002 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the fiscal year ended April 30, 2003 consisted of interest received of $1,100 compared to the fiscal year ended April 30, 2002 of $2,781. In the fiscal year ended April 30, 2003 the company received Nil from the proceeds of sale of tenements compared to $101,000 in the fiscal year ended April 30, 2002.

SUBSEQUENT EVENTS

Since the end of the fiscal period ended 30 April 2003, the parent company Genetic Technologies Limited exercised its 1,300,000 warrants at C$0.14 on May 9, 2003 raising an additional C$182,000 cash. As a result of the exercise of the warrants, Genetic Technologies Limited now owns 3,918,499 shares in the Company representing 78.22% of the issued common shares.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

There were no financings during the fiscal year ended April 30, 2003.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the fiscal year ended April 30, 2003 the Company incurred expenses amounting to C$Nil (April 30, 2002 - $102,938) in relation to pursuing biotechnology business opportunities. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Fiscal year ended 30 April 2003	Fiscal year ended 30 April 2002
Balance of proceeds from May 2001 private placement	27,062	130,000
Amount applied towards seeking biotechnology opportunities during the period	-	102,938
Amount available to be applied towards biotechnology opportunities during future period	27,062	27,062
Anticipated amount to be spent during the fiscal year ended April 30, 2004 on seeking biotechnology opportunities	27,062	27,062

LIQUIDITY AND SOLVENCY

As at April 30, 2003, the Company had cash on hand of $102,517, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company also has shares in listed Canadian public companies with a market value at April 30, 2003 of C$96,000.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited should the need for additional capital be required.

INVESTOR RELATIONS

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of **Gtech International Resources Limited** (the "Company") will be held at the offices of the Company, Level 9, 185 Macquarie Street, Sydney, NSW 2000, Australia, on Friday, the 12th day of September, 2003, at the hour of 3:00 p.m. (local time), for the following purposes:

(a) to receive the Report of the Directors to the Shareholders;

(b) to receive the financial statements of the Company for the financial year ended April 30, 2003, together with the report of the auditors thereon;

(c) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(d) to elect Directors of the Company for the ensuing year;

(e) to consider and, if thought fit, to pass an ordinary resolution as set out in the Management Proxy Circular of the Company dated August 7, 2003 ("Circular") to approve the Stock Option Plan of the Company;

(f) to consider and, if thought fit, to pass an ordinary resolution as set out in the Circular to authorize the Company to acquire new business opportunities during the ensuing 12 months, including those types of businesses which may result in a "change of business" of the Company as defined in the policies of the TSX Venture Exchange, to carry out related financings, to approve the issuance of up to a maximum of 5,000,000 common shares (with warrants attached, if required) in connection with any business acquisition and related financings, and to approve any change of control of the Company which may result therefrom; and

(g) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, a form of Proxy and the Form 51-901F, Quarterly and Year End Report, including Schedule "A", the financial statements of the Company for the financial year ended April 30, 2003, and the auditors' report thereon, Schedule "B", Supplemental Information, and Schedule "C", Management Discussion and Analysis.

Shareholders who are unable to attend the Meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

DATED at Sydney, Australia, this 7th day of August, 2003.

BY ORDER OF THE BOARD

"Ian A. Dennis"
Ian A. Dennis
President

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

2003	Notice of Annual and Special Meeting of Shareholders
ANNUAL AND SPECIAL	
MEETING	Management Proxy Circular
	Form 51-901F, Quarterly and Year End Report including: • Schedule A, Financial Statements for the Financial Year Ended April 30, 2003 Schedule B, Supplemental Information • Schedule C, Management Discussion and Analysis
Place:	Offices of the Company Level 9, 185 Macquarie Street Sydney, NSW 2000 Australia
Time:	3:00 p.m. (local time)
Date:	Friday, September 12, 2003

GTECH INTERNATIONAL RESOURCES LIMITED

CORPORATE DATA

Head Office
Level 9, 185 Macquarie Street
Sydney, NSW 2000
Australia
E-mail: iandennis@gtg.com.au
www.gtechinternational.com

Directors & Officers
Mervyn Jacobson, Chairman and Director
Ian A. Dennis, President, Director and Secretary
Frederick Bart, Director
Arthur James McFaull, Director

Registrar & Transfer Agent
Computershare Trust Company of Canada
4th Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Davis & Company
Barristers & Solicitors
2800 – 666 Burrard Street
Vancouver, B.C. V6C 2Z7

Auditors
De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, B.C. V6C 1L6

Listing
Tier 2
TSX Venture Exchange
Symbol: GCH

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of **Gtech International Resources Limited** (the "Company") will be held at the offices of the Company, Level 9, 185 Macquarie Street, Sydney, NSW 2000, Australia, on Friday, the 12th day of September, 2003, at the hour of 3:00 p.m. (local time), for the following purposes:

(a) to receive the Report of the Directors to the Shareholders;

(b) to receive the financial statements of the Company for the financial year ended April 30, 2003, together with the report of the auditors thereon;

(c) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(d) to elect Directors of the Company for the ensuing year;

(e) to consider and, if thought fit, to pass an ordinary resolution as set out in the Management Proxy Circular of the Company dated August 7, 2003 ("Circular") to approve the Stock Option Plan of the Company;

(f) to consider and, if thought fit, to pass an ordinary resolution as set out in the Circular to authorize the Company to acquire new business opportunities during the ensuing 12 months, including those types of businesses which may result in a "change of business" of the Company as defined in the policies of the TSX Venture Exchange, to carry out related financings, to approve the issuance of up to a maximum of 5,000,000 common shares (with warrants attached, if required) in connection with any business acquisition and related financings, and to approve any change of control of the Company which may result therefrom; and

(g) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, a form of Proxy and the Form 51-901F, Quarterly and Year End Report, including Schedule "A", the financial statements of the Company for the financial year ended April 30, 2003, and the auditors' report thereon, Schedule "B", Supplemental Information, and Schedule "C", Management Discussion and Analysis.

Shareholders who are unable to attend the Meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

DATED at Sydney, Australia, this 7th day of August, 2003.

BY ORDER OF THE BOARD

"Ian A. Dennis"
Ian A. Dennis
President

GTECH INTERNATIONAL RESOURCES LIMITED

Level 9, 185 Macquarie Street
Sydney, NSW 2000
Australia
Telephone: (612) 9233-5015
Facsimile: (612) 9232-5313
E-mail: iandennis@gtg.com.au
www.gtechinternational.com

MANAGEMENT PROXY CIRCULAR

as at August 7, 2003

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF GTECH INTERNATIONAL RESOURCES LIMITED (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON FRIDAY, SEPTEMBER 12, 2003 (THE "MEETING") AND ANY ADJOURNMENT THEREOF AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and a director of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, #200 – 304 Jarvis Street, Whitehorse, Yukon Territory, Y1A 2H2, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES REPRESENTED BY PROXY AND DISCRETIONARY POWERS

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, Common shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE PERSON DESIGNATED BY MANAGEMENT IN THE ENCLOSED FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY FOR SUCH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

RECORD DATE AND RIGHT TO VOTE

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at Friday, August 1, 2003.

Every shareholder of record at the close of business on Friday, August 1, 2003 who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) thereof, except to the extent that:

1. such shareholder has transferred the ownership of any of his shares after August 1, 2003; and
2. the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those shares at the Meeting.

A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby only if the proxy is properly completed and delivered in accordance with the requirements set out under the heading "Appointment And Revocation Of Proxies" and has not been revoked.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "Non-Registered Holder") are registered either (i) in the name of an intermediary (an "Intermediary") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular and the enclosed form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived their right to receive them. Intermediaries often use service companies to forward the meeting materials to

Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

1. be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to Computershare Trust Company of Canada by mail or delivery at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or by fax at 1-866-249-7775 with respect to the Common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Circular; or

2. more typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and execute the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Voting Securities And Principal Holders Thereof

As at the date hereof, the Company has issued and outstanding 5,009,667 fully paid and non-assessable common shares, each share carrying the right to one vote. **The Company has no other classes of voting securities.** The unlimited number of common shares of the Company have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each common share held by them.

Dividends

The holders of common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the common shares shall be entitled to share equally in the assets of the Company

To the knowledge of the directors and officers of the Company, as at August 1, 2003, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
CDS & Co.[1]	976,315	19.49%
Genetic Technologies Limited [2]	3,918,489	78.22%

Notes:

1. Clearing Agency. The Company has no knowledge of the beneficial ownership of these shares.

2. An Australian public company whose shares are listed on the Australian Stock Exchange. Mervyn Jacobson, Fred Bart and Ian A. Dennis, all directors of the Company, are Chairman, Deputy Chairman and Executive Director, respectively of Genetic Technologies Limited. Mervyn Jacobson is a major shareholder of Genetic Technologies Limited.

Unless otherwise specified, all items referred to herein which require a call for the voting of the common shares will be by way of ordinary resolution which means a resolution passed by the shareholders of a company by a simple majority of the votes cast in person or by proxy.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By - Laws of the Company, or with the provisions of Section 109(1) of the Yukon *Business Corporations Act*. No class of shareholders of the Company have the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an Executive Committee or a Compensation Committee. The members of the Company's Audit Committee as at the date hereof are Ian A. Dennis, Frederick Bart and A. James McFaull.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Country of Residence[1]	Present Principal Occupation or Employment[1]	Period as a Director of the Company	No. of Common Shares[1]
MERVYN JACOBSON *Director & Chairman of the Board* *Resident of United Kingdom*	Executive Chairman, Genetic Technologies Limited; Chief Executive Officer, XY, Inc.; Self-Employed Medical Consultant.	May 7, 2001 to date	3,918,499[2]
IAN A. DENNIS *Director, President & Secretary* *Resident of Australia*	Chartered Accountant; Executive Director, Genetic Technologies Limited	June 21, 1996 to date	3,166
FREDERICK BART *Director* *Resident of Australia*	Businessman; Deputy Chairman, Genetic Technologies Limited	November 7, 1996 to date	50,000[3]
ARTHUR JAMES MCFAULL *Director* *Resident of Canada*	Prospector, Exploration Geologist for the Company	July 30, 1993 to date	20,000

Notes:

1. The information as to country of residence, principal occupation, and Common shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The information regarding the principal occupation or employment for the director is for the past five years.

2. Mervyn Jacobson owns no shares of the Company directly or indirectly, however, as the Chairman and major shareholder of Genetic Technologies Limited, he exercises control over the 3,918,499 Common shares of the Company owned by Genetic Technologies Limited.

3. Fredrick Bart owns these shares indirectly through Security & Equity Resources Limited.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth all compensation paid in respect of the individual who was the Chief Executive Officer of the Company during the financial year ended April 30, 2003 (the "Named Executive Officer"). There are no other executive officers of the Company whose total salary and bonus exceeded $40,000 during those financial years.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		
					Awards	Payouts	
Name and Principal Position	Years Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
IAN A. DENNIS *President*	2003	Nil[1]	Nil	Nil	Nil	Nil	Nil
	2002	Nil[1]	Nil	Nil	Nil	Nil	Nil
	2001	Nil[1]	Nil	Nil	Nil	Nil	Nil

Note:

1. Ian A. Dennis receives no compensation from the Company, however he receives remuneration from Genetic Technologies Limited for his services as Executive Director of Genetic Technologies Limited, the parent corporation of the Company, which services include running the Company. No specific portion of the compensation paid to him by Genetic Technologies Limited is allocated for his services to the Company.

Grant of Stock Options

No stock options were granted by the Company to the Named Executive Officer during the financial year ended April 30, 2003.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth details of the financial year-end value of unexercised stock options on an aggregate basis to the Named Executive Officer. No stock options were exercised during the financial year ended April 30, 2003.

Aggregated Option/SAR Exercises During the Financial Year Ended April 30, 2003 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
IAN A. DENNIS	N/A	N/A	120,000 (Exercisable) (1)	N/A(2)

Notes:

1. Option to purchase 120,000 Common shares at $0.20 per share exercisable until February 3, 2005.
2. The stock options were not in-the-money as of April 30, 2003. The net aggregate value as at April 30, 2003 was a loss of $6,600 based on the difference between the exercise price of the stock option and $0.145, being the closing price of the Company's shares on April 16, 2003, being the last trading day prior to April 30, 2003 on which shares of the Company were traded.

The Company did not have a formal stock option plan in place at the time of the grant of this stock option to the Named Executive Officer. Instead, options to purchase common shares in the capital stock of the Company were granted by the Board of Directors. The maximum number of common shares which can be issued under stock options without obtaining disinterested shareholder approval is 10% of the issued capital of the Company at the time of grant. The stock option was granted to the Named Executive Officer granted under the policies of the TSX Venture Exchange (then the Canadian Venture Exchange) and under its policies the exercise price of the stock options was not permitted to be lower than the closing price of the shares of the Company on the trading day immediately preceding the date of news release announcing the grant less 25%, subject to a minimum price of $0.10. The terms of the stock option agreement provides that the option will terminate 90 days after the optionee ceases to be in at least one of the following relationship to the Company: director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock options. On August 7, 2003, the directors adopted a Stock Option Plan which requires approval by the shareholders of the Company of the Meeting. See "Stock Option Plan" below.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plan or arrangement in respect of compensation to be paid to the Named Executive Officer in the financial year ended April 30, 2003.

Compensation of Directors and Officers

During the financial year ended April 30, 2003, none of the directors or officers of the Company received cash compensation from the Company in any capacity and none is presently proposed to be paid in the future. The Company has no pension plan or arrangement for non-cash compensation or benefits for the directors or officers of the Company, except for the granting of stock options from time to time.

CORPORATE GOVERNANCE

The policies of the TSX Venture Exchange encourage companies who are listed as Tier 2 Issuers to make annual disclosure relating to their corporate governance processes and practices using as a general reference, the Corporate Governance Disclosure Guidelines contained in Part 4 of the TSX Toronto Stock Exchange Company Manual (the "Guidelines").

The following table reviews the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

Guidelines	The Company's Approach
1. The board should explicitly assume responsibility for stewardship of the company and, as part of the overall stewardship, assume responsibility for: **(a)** adoption of a strategic planning process **(b)** identification of principal risks and implementation of appropriate systems to manage those risks **(c)** succession planning, including appointing, training and monitoring management **(d)** a communications policy **(e)** the integrity of internal control and management information systems	The board of directors (the "Board") is responsible for supervising the management of the Company's business and the conduct of the Company's affairs generally. The Board actively participates in strategic planning and is responsible for reviewing and approving the Company's operating plans. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. Appropriate succession planning, including the recruitment, training, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the Board's responsibilities. In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management information systems and for the Company's policies respecting corporate disclosure and communications.
2. The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company.	One of the Company's four incumbent directors, A. James McFaull, is unrelated for the purposes of the Guidelines. The Board intends to seek one or more suitable candidates for appointment to the Board who meet the unrelated test in the Guideline to increase the number of unrelated directors at the time the Company completes the acquisition of a new business opportunity.
3. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.	The Board does not consist of a majority of unrelated directors for the purposes of the Guidelines. Of the four individuals on the Board, the related directors are Mervyn Jacobson, Chairman, Ian A. Dennis, President and CEO, and Frederick Bart, each of whom are officers of Genetic Technologies Limited, the parent corporation of the Company. A. James McFaull is an unrelated director who is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company. The Board intends to seek one or more suitable candidates for appointment to the Board who meet the unrelated test in the Guideline to increase the number of

Guidelines	The Company's Approach
	unrelated directors at the time the Company completes the acquisition of a new business opportunity.
4. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	The current size of the Board is such that the entire Board takes responsibility for selecting new directors. In connection with the Board's search for a suitable candidate for appointment to the Board who meets the unrelated test in the Guidelines, all of the Board members will assess potential nominees.
5. Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.	The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process of the nature recommended by the Guideline to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.
6. Every company should provide an orientation and education program for new recruits to the board.	New directors will be provided with an information package about the Company will be briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies.
7. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The Company maintained the size of the Board at four directors during the 2003 financial year and the Board intends to add one or more additional unrelated directors at the time the Company completes the acquisition of a new business opportunity. The Board considers its current size appropriate for effective decision making.
8. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.	The quantity and quality of Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the Board presently consist of an Audit Committee and the Board intends to appoint a Compensation Committee consisting of at least a majority of unrelated directors at the time the Company completes the acquisition of a new business opportunity. The relatively small size of the Board can make it impractical to assign only outside directors to each existing committee. The Audit Committee consists of one unrelated, outside director, and two related directors. Upon the appointment of an additional unrelated director to the Board, this person will be appointed to the Audit Committee so that the Audit Committee will consist of a majority of unrelated outside directors. The role of the Audit Committee is to oversee the Company's financial reporting obligations, systems and

Guidelines	The Company's Approach
	disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. Upon the appointment of an additional unrelated director to the Board, the Board will constitute a Compensation Committee consisting of at least a majority of unrelated directors. The role of the Compensation Committee will be primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.
10. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the company's approach to governance issues.	The full Board assumes responsibility for developing and implementing the Company's approach to governance issues.
11. The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	The Board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities. The Board is currently of the view that with the appointment of one or more additional unrelated directors during the ensuing year, the respective corporate governance roles of the Board and management, as represented by the CEO, will become more distinct and that the limits to management's responsibility and authority will then be reasonably well defined. In addition, at the time the Company completes the acquisition of a new business opportunity the appointment of another unrelated director will strengthen the independence of the Board from management. The Board is specifically responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for senior executive recruitment and compensation. The Board delegates to management, through the CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.
12. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	The Board will seek one or more suitable candidates for appointment to the Board at the time the Company completes the acquisition of a new business opportunity who meet the unrelated test in the Guidelines which will increase the independence of the Board from management. The Board does not, and does not consider it necessary to, have any

Guidelines	The Company's Approach
	formal structures or procedures in place to ensure that the Board can function completely independent of management. The Board believes that upon the appointment of one or more unrelated directors, the composition of the Board will then be sufficient to ensure that the Board can function independently of management.
13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined.	One member of the Audit Committee is currently an unrelated, outside director, and two are related directors. Upon the appointment of one or more additional unrelated directors to the Board, the composition of the Audit Committee will be changed so that a majority of the members of the Audit Committee will be unrelated directors. The role of the Audit Committee is described in Item 9 above.
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended April 30, 2003, no director, officer, proposed management nominee for election as a director of the Company or any associate of them, was indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since May 1, 2002 which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint De Visser Gray as auditors of the Company and to authorize the directors to fix their remuneration. De Visser Gray were first appointed auditors of the Company on September 21, 1999.

STOCK OPTION PLAN

The Exchange policies were amended in August, 2002, to require that all listed companies adopt either a "rolling" stock option plan or a "fixed number" stock option plan. On August 7, 2003, the Directors of the Company established, subject to approval by the shareholders and acceptance by the Exchange, the Company's Stock Option Plan (the "Plan"). The maximum number of Common shares of the Company reserved for issuance under the Plan is 10% of the issued and outstanding common shares of the Company on a "rolling" basis, which includes 288,500 Common shares which are reserved for issue for stock options granted before the establishment of the Plan and which were still outstanding. The Company is seeking shareholder approval of the Plan pursuant to the policies of the Exchange.

A "rolling" stock option plan is one under which options may be granted equal in number up to 10% of the issued capital of the Company at the time of the grant of the stock option. A "fixed number" stock option plan is a plan under which a fixed number of shares are reserved for the granting of stock options up to a maximum of 20% of the issued capital of the Company at the time of the establishment of the plan. "Rolling" stock option plans are required to be approved by the shareholders at each annual general meeting on a yearly basis and "fixed number" stock option plans are required to be approved by the shareholders by "disinterested" shareholder vote upon establishment of the stock option plan and, thereafter, when the number of shares reserved under the "fixed number" stock option plan is increased.

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract new employees. The Company has also decided to implement the Plan at this time to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan will be administered by the Board of Directors of the Company (the "Board") or, if applicable, by the Compensation Committee (the "Committee") appointed for such purpose by the Board. A full copy of the proposed form of Stock Option Plan is available to shareholders of the Company upon request and will be available at the Meeting.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as at the date of the grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. Stock options under the Plan may be granted by the Board or the Committee to:

    (a) a senior officer, director or employee of the Company or an affiliate of the Company, or a company owned by any of them;

    (b) a consultant (other than an employee or director of the Company) providing consulting, technical, management or other services to the Company, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

    (c) an employee of a corporation providing management services to the Company, which management services are required for the ongoing successful operation of the business enterprise of the Company but excluding a person engaged in investor relations activities.

4. The aggregate number of Common shares of the Company that may be reserved for issuance under the Plan is restricted as follows:

    (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period must not exceed 5% of the issued shares of the Company at the time of grant of the stock option;

    (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of the Company at the time of grant of the stock option; and

(c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of the Company in any 12 month period, at the time of grant of the stock option.

5. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. In addition, as long as the Company is classified as a Tier 2 issuer by the Exchange, stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

6. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

7. The decrease in the exercise price of stock options previously granted to insiders requires approval by a "Disinterested Shareholder Vote" prior to exercise of such repriced stock options.

Accordingly, the shareholders of the Company will be asked at the Meeting to approve an ordinary resolution to approve the Plan and the granting of stock options to insiders under the Plan in substantially the following set out in Schedule A to this Circular.

If the Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its present or future directors, officers, employees and independent consultants.

Authorization to Acquire New Business Opportunities/Change of Business

Since the Company's incorporation on May 28, 1968 until June, 2001, the Company's principal business involved mineral property acquisition and exploration. The Company still has a 1.5% net smelter royalty on the Aurex property which can be purchased by the owner of the property Expatriate Resources Limited, at any time for $1,000,000.

In June, 2001 recognizing the depressed market for mineral exploration companies, the Company announced that it had decided to focus its activities on seeking and reviewing possible biotechnology opportunities for acquisition by the Company. The Company's parent corporation, Genetic Technologies Limited ("GTG") which is an Australian public company listed on the Australian Stock Exchange, is in the biotechnology industry and the Company wishes to avail itself of the expertise of GTG and Dr. Mervyn Jacobson, the Executive Chairman of GTG and the Chairman of the Company, in identifying a suitable biotechnology acquisition for the Company. It is likely that once a suitable biotechnology project is identified, funding will be required by private placement for the project. Since announcing this change in June, 2001, GTG has reviewed a number of biotechnology business opportunities but the decision was made that they were not suitable for the Company.

The Company and GTG are continuing their investigation of biotechnology opportunities and any other suitable acqusition in any industry sector. Any acquisition of a project not in the mining sector would be a "change of business" under the policies of the Exchange. Accordingly, the shareholders are being asked at the Meeting to approve an ordinary resolution authorizing the Company to make business acquisitions during the ensuing 12 months, including a business acquisition in a new industry segment other than mining which would result in a "change of business" (as defined in the policies of the Exchange). In conjunction with any such acquisition, the Company wishes to be authorized to issue up to a maximum of 5,000,000 Common shares (with warrants attached, if required) in connection with the business acquisition and any related financings. Shareholders will also be requested to approve any change of control of the Company which may result from such business acquisition and related financings. Management does not, at present, have any specific agreements or understandings to acquire a new business opportunity or for financings, however, it is the policy of the Exchange that the shareholders of the Company are required to approve certain types of acquisitions, which involve a "change of business" of the Company. A "change of business" is defined under the Exchange policies to mean a transaction or series of transactions which will redirect an issuer's resources toward a business which is of a substantially different nature than its current business, such that over the next 12 months at least 25% of the assets, liabilities, planned expenditures or revenues, management time commitment or issued shares of the issuer will be devoted to the new business. The Exchange currently classifies listed issuers into different classes based on the industry segment of the listed issuer's business. The different classes are mining, oil and gas, technology or industrial, research and development and real estate and investment. The Company is currently classified as being in the "mining" class.

In addition, the policies of Exchange require the shareholders to approve any private placement financings if the issuance of the shares and any shares to be issued on exercise of a warrant will result in, or is part of a transaction that will result in, the creation of a new "control person". Under Exchange policies, "control person" means any person who holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for the acquisition of new business opportunities in any industry segment by the Company and any related financings to be entered into during the ensuing 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific new business acquisition and/or financing, thereby reducing the time required to obtain Exchange acceptance and decreasing the Company's administrative costs relating to such transactions.

Any new business acquisitions and related financings will only be consummated if management believes the price is reasonable in the circumstances and if the financing is required by the Company to continue or expand its activities. Any private placement financing will be made with placees who may or may not deal at arm's length with the Company; however, the subscription prices will comply with the policies of the Exchange. Under Exchange policies, in a private placement sale of equity shares, the purchase price shall not be less than the "Market Price" for those shares less the allowable discounts. The Exchange defines "Market Price" as being, subject to certain exceptions, the closing price of the Company's shares before either the issuance of a news release or the filing of a price reservation form. The following maximum discounts from the market price are permitted for a private placement: up to $0.50 – 25%; $0.51 to $2.00 – 20%; and above $2.00 – 15%, and not be less that $0.05 per share. Shares for business acquisitions are also issued at Market Price to the value of the business acquired.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution in substantially the form set out on Schedule A attached to this Information Circular. In the event that the shareholders do not pass the ordinary resolution authorizing the Company to acquire new business opportunities and related financings, the Company may be required to seek separate shareholder approval for such transactions, if any, increasing the Company's administrative costs.

Shareholders are advised that there is no certainty that agreements reflecting the foregoing arrangements will be completed. If a significant number (in management's discretion) of shares are voted against the ordinary resolution, management will not proceed without requesting specific shareholder approval, where required under Exchange policies.

ORDINARY RESOLUTION

An "ordinary resolution" means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

"Ian A. Dennis"
Ian A. Dennis
President and CEO

Sydney, Australia
August 7, 2003

SCHEDULE A
TO THE MANAGEMENT PROXY CIRCULAR
DATED AUGUST 7, 2003
OF GTECH INTERNATIONAL RESOURCES LIMITED

RESOLUTIONS TO BE PRESENTED AT THE ANNUAL AND SPECIAL MEETING
OF THE COMPANY TO BE HELD ON SEPTEMBER 12, 2003
OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF

A. AUTHORIZATION TO ACQUIRE NEW BUSINESS OPPORTUNITIES/CHANGE OF BUSINESS

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's directors be and they are hereby authorized to cause the Company to acquire one or more new business opportunities in any industry segment during the ensuing 12 months, on such terms and conditions as may be approved by the directors of the Company, subject to acceptance for filing by the TSX Venture Exchange;

2. any "Change of Business", as defined in the policies of the TSX Venture Exchange, resulting from the acquisition of a new business opportunity, be and is hereby approved;

3. the Company's directors be and they are hereby authorized to cause the Company to enter into one or more financing transactions during the ensuing 12 months related to the acquisition of a new business opportunity at the then market price for the Company's shares, less the discount permitted under the policies of the TSX Venture Exchange, upon such terms and conditions as may be approved by the directors of the Company, subject the acceptance for filing by the TSX Venture Exchange;

4. in connection with the acquisition of new business opportunities and related financing transactions during the ensuing 12 months, the Company be and is hereby authorized to issue up to a maximum of 5,000,000 Common shares (with warrants attached if required), as may be permitted under the policies of the TSX Venture Exchange;

5. any change of control of the Company which may result from the foregoing transactions is hereby approved;

6. any director or officer of the Company be and is hereby authorized for and on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

B. STOCK OPTION PLAN

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Stock Option Plan adopted by the Company be and the same is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase up to a maximum of 10% of the issued and outstanding common shares of the Company determined at the time of each grant of stock options on a "rolling" basis, and which includes the 288,500 Common shares which are reserved for issue for stock options granted before the establishment of the Stock Option Plan and which are still outstanding;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type of Meeting: Annual and Special
Name of Company: GTECH INTERNATIONAL RESOURCES LIMTED (the "Company")
Meeting Date and Time: Friday, September 12, 2003 at 3:00 p.m. (local time)
Meeting Location: Offices of the Company, Level 9, 185 Macquarie Steet, Sydney, NSW 2000, Australia (the "Meeting").

The undersigned shareholder of the Company hereby appoints Ian A. Dennis, President of the Company, or, failing him, Fred Bart, a director of the Company, or, in place of both of the foregoing, ____________ ________ (print name), as nominee of the undersigned, to attend, vote and act for and in the name of the undersigned at the Annual and Special Meeting of the Shareholders of the Company to be held at the offices of the Company, Level 9, 185 Macquarie Street, Sydney, NSW 2000, Australia, on Friday, the 12th day of September, 2002, at the hour of 3:00 p.m. (local time) (the "Meeting") and at every adjournment thereof, and the undersigned hereby revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS SPECIFIED HEREIN.

ON ANY BALLOT THAT MAY BE CALLED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Information Circular)

Resolution	FOR	AGAINST
1. To authorize the Directors to fix the Auditors' remuneration.	______	______
2. To approve the Stock Option Plan of the Company.	______	______
3. To give authority to the Company to acquire one or more business opportunities in any industry segment during the ensuing twelve months and to approve any change of business or change of control which may result therefrom.	______	______

Resolution	FOR	WITHHOLD
4. To appoint DeVisser Gray, Chartered Accountants as the Auditors of the Company.	______	______
5. To elect Mervyn Jacobson as a Director.	______	______
6. To elect Ian A. Dennis as a Director.	______	______
7. To elect Frederick Bart as a Director.	______	______
8. To elect A. James McFaull as a Director.	______	______

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

The undersigned member hereby revokes any proxy previously given to attend and vote at the meeting.
SIGN HERE: ______________________________
Print Name: ______________________________
Date: ______________________________
THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE INFORMATION ON REVERSE.

INFORMATION REGARDING PROXY:

1. This proxy form is not valid unless it is signed and dated. To be valid, this proxy form DULY EXECUTED AND DATED must be submitted to the offices of the Company's transfer agent, Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting. The mailing address of Computershare Trust Company of Canada is 100 University Avenue, 9th Floor, Toronto. Ontario M5J 2Y1 and its fax number is 1-866-249-7775.

2. **YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED** IN THE FORM OF PROXY. IF YOU WISH TO EXECUTE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE TWO PRINTED NAMES.

3. Please date and sign exactly as the shares are registered and return promptly. If this proxy is <u>not</u> dated in the space provided, authority is hereby given by the member for the proxyholder to date this proxy seven calendar days after the date it was mailed to you by the Company or Computershare Trust Company of Canada or its agents.

4. If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

5. In the case of shares registered in the name of two or more persons (including legal representatives), the vote of the senior who exercises a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint registered holders. For this purpose, seniority is determined by the order in which names stand in the register of members.

6. The directors of the Company have determined by regulation that proxies may be sent to Computershare Trust Company of Canada by mail, delivery or facsimile or any method of transmitting legibly recorded messages so as to arrive before the times specified in Note 1 above.

7. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting. Please contact your broker or the Company if you have questions. Also see "Advice to Beneficial Holders of Common Shares" in the Management Information Circular accompanying this Proxy.